

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 25, 2012

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

      Re: Allianz Life Insurance Company of North America
               Alliance Life Variable Account B
               Allianz Life Insurance Company of New York
               Allianz Life of NY Variable Account C
               Initial Registration Statements on Form N-4
               File Numbers: 333-182987, 333-182989, and 333-182990

Dear Mr. Gregg:

     The staff has reviewed the above-referenced registration statements, which the Commission received on August 1, 2012.   Based on your representation that the New York version (333-182990) and the "Connection" version (333-182989) are substantially the same as the national version, we based our review and comments on the national version (333-182987). The comments below apply to all three filings as applicable. Page references are to the marked courtesy copy of the filing provided to the staff by the registrants.

1. <u>Cover</u>
   Please specify that an investor may select Income Protector, Income Focus or Investment Protector separately (<u>i.e.</u> without selecting the Quarterly Value Death Benefit). Please identify the contract using the same name as the Edgar Series identifier.

2. <u>Glossary</u>
   The second sentence of the definition of "Good Order" is unclear. Please clarify what is meant by "received by the Service Center from the correct mailing address." In the New York version, please clarify that "Contract Value" includes unvested Bonus amounts.

3. <u>The Variable Annuity Contract (Page 12)</u>
   In the third paragraph, please cross-reference where the restrictions on additional Purchase Payments can be found.

4. Covered Person (Pages 15-16)
   (a) Please clarify how you determine which Covered Person to remove in the event Joint
   Covered Persons are no longer spouses.
   (b) Please rewrite the bullet on the top of page 16 regarding what happens when a person is
    no longer a Covered Person.
   (c)In the first note on page 16, please specify to whom the death benefit is paid upon the death
   of one Joint Owner when the other Owner is no longer a spouse. Please also clarify, if true,
   that the language means that the Joint Owners were not spouses at the time of death.

5. Payee (Page 16)
   Please specify the circumstances under which you will approve naming a different Payee.

6. Assignment (Page 16)
   Please rewrite this section in plain English, clearly specifying when an assignment will be
   approved and when an approved assignment will take effect. Also, please clarify what is
   meant by the sentences starting with: "An assignment does not automatically change the
   Annuitant or Beneficiary" to the end of this section.

7. Purchase Requirements (Pages 17-18)
   Please clearly state the circumstances when you will decline any Purchase Payments and
   state, if true, that notwithstanding anything else to the contrary, you reserve the right to cease
   allowing additional purchase payments at any time. Further, disclose the consequences of this
   reservation, i.e., that this may prevent the Owner from funding the benefits under the contract.
   Please also clarify that this reservation does not apply in the states identified in the "Note" on
   page 18.

8. Automatic Investment Plan (Page 19)
    Please clarify if you are reserving the right to discontinue or modify this plan.

9. Dollar Cost Averaging Program (Pages 19-20)
    Please clarify the benefit calculation formula for increasing the spousal benefit.

10. Free Look/Right-to-Examine Period (Page 20)
    (a) Please revise this section to state that with respect to IRA Qualified Contracts and
    Contracts issued in states that require the return of Purchase Payments, you will return the
    greater of Purchase Payments or Contract Value.
    (b)Please clarify if the Annuitant must in all cases be 60 or older for the California
    requirement to be applicable.

11. Accumulation Units (Pages 20-21)
    Please explain the reason for your change at the top of page 21.

12. Transfers Between Investment Options (Page 29)
    Please specify whether you allow transfers during the free-look period, rather than reserving
    the right to not allow transfers.

13. Waiver of Withdrawal charge (Page 40)

Please clarify whether "non-individually owned" identifies a contract owned by a non-individual or if it also refers to jointly-owned contracts.

14. Selection of Optional Benefits (Page 46)

In the first paragraph on page 46 after the bullets describing the optional benefits, please clarify the sentence that "after we issue the Contract, you cannot remove any of these optional benefits," since the prospectus describes elsewhere circumstances when these benefits can be removed. (e.g., last paragraph on this page).

15. Benefit Base (Page 51)

Please explain how the Benefit Base can decrease if the maximum Lifetime Plus Payments are increased.

16. Requesting Lifetime Plus Payments (Page 52)

(a) Please make it clear that the Contract Value does not have to be reduced to zero before Lifetime Plus Payments commence and that Lifetime Plus Payments continue even after the Contract Value is reduced to zero. This change should also be made elsewhere where this concept is discussed (e.g., third paragraph on page 54 and second paragraph on page 61).

17. Calculating your Lifetime Plus Payments (Page 53)

Please explain circumstances under which Lifetime Plus Payments can be less than $100 on the Benefit Date. What happens if the Contract Value is zero on the Benefit Date?

18. Automatic Annual Lifetime Plus Payments (Page 55)

Please explain how much Lifetime Plus Payments increase in event of the scenario described in the second bullet on page 55.

19. Income Focus (Page 57)

Please clarify what happens if no request to divide benefits is made upon a divorce. Does the Contract continue as a joint contract even though the owners are no longer spouses?

20. Removing Income Focus (Page 58)

Please clarify if Income Focus (or any other optional benefit) can be re-elected after being removed.

21. Income Focus Payment Overview (Page 59)

In the first full paragraph on page 59, please clarify that you can take less the annual maximum Income Focus Payment, rather than stating "you can choose to take an annual payment that is a percentage…"

22. Performance Increases After the Benefit Date (Page 60)

In the last bullet on page 60, please clarify that the unvested bonus amount is used when determining the Performance Increases.

23. Requesting Income Focus Payments (Page 61)
   (a)Please delete the clause, "we may limit the days available for selection" since it is inconsistent with the beginning of this sentence.
   (b)Please specify the states in which you restrict changes of ownership and where the benefit terminates if there is a change in ownership.

24. Target Value Dates (Page 66)
   Please clarify whether any credit determined on a Target Value Date must be withdrawn. Can the credit be added to the Contract? This section is very unclear. Please revise in plain English.

25. Financial Statements, Exhibits, and Other Information
   Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

26. Tandy Comment
   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
   · the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products